FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

February 5, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"FEBRUARY 5-04"	NR:04-05

LUMINA COMMENCES DRILLING AT REGALITO

Lumina Copper Corp (“Lumina”) announces that it has commenced a drilling program at the Regalito copper property in northern Chile, in order to verify, under NI 43-101, and potentially expand the previously announced historic 200 million tonne mineral resource grading 0.50% Cu at a cut off grade of 0.3% Cu. The program, with a budget of US$ 300,000, will consist of a total of 2,500 metres of reverse circulation and diamond drilling in 12 holes. Drilling is expected to be complete by the end of March. Once the resource has been verified Lumina intends to prepare a scoping study in order to establish the economics of developing a mine at Regalito.

The Regalito property is located approximately 575 kilometres north of Santiago near the well-known Maricunga mining district.  The property is easily accessible from Copiapo by way of paved highway and well-established dirt roads.  In 1995, BHP completed a relevant historic resource estimate on the porphyry mineralization at Regalito. This estimate was based upon 6,717 metres of reverse circulation (RC) and diamond drilling in 65 holes and calculated using the Medsystem. The historic mineral resource estimate as reported by BHP prior to the application of National Instrument (NI) 43-101 was 199.8 million tonnes at 0.501% Cu at a cut off grade of 0.3% Cu.  This resource was reported in categories that do not conform to current Canadian Institute of Mining Metallurgy and Petroleum (CIM) reporting standards.

Copper-molybdenum mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Previous drilling defined a classic weathered porphyry copper deposit with a leached cap (0 and 50 metres thick), an oxide zone (50 and 90 metres thick), a mixed oxide/sulphide zone (90 and 160 metres thick) and a sulphide zone (60 and 270 metres thick). Within the mixed oxide/sulphide and sulphide zones, a zone of supergene enrichment has been identified of between 30 and 40 metres in thickness. Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for an expansion of the deposit.

Lumina Copper holds interests in 10 significant copper properties in Canada, Peru, Chile and Argentina, all acquired at low copper prices and most having potential for economic development at current copper prices. In 2004, Lumina will seek to quantify this potential with additional exploration and economic studies, and will seek development partners on specific properties.

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, Vice President Corporate Relations
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041